DRAFT

ADVISORY FEE WAIVER AGREEMENT

This agreement (“Agreement”) is made as of the       day of                     ,              by and between MANNING & NAPIER FUND, INC., a Maryland Corporation (the “Fund”), and MANNING & NAPIER ADVISORS, LLC, a Delaware Corporation (the “Advisor”), with respect to the following:

WHEREAS, the Advisor serves as the investment advisor to the Managed Futures Series (the “Series”), a series of the Fund, pursuant to an Investment Advisory Agreement dated December 17, 2007, as amended (the “Investment Advisory Agreement”); and

WHEREAS, the Fund and the Advisor desire to enter into a contractual fee waiver arrangement for the period(s) in which the Series invests in the Unconstrained Bond Series, a separate series of the Fund.

NOW THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt whereof is hereby acknowledged, the parties hereto agree as follows:

1.        The Advisor agrees to reduce the advisory fee payable to it by the Series pursuant to the Investment Advisory Agreement by the annual amount (expressed as a percentage of the average daily net assets of the Series) set forth on Schedule A for each day that the Series is invested in the Unconstrained Bond Series.

2.        This Agreement will remain in effect from year to year unless terminated as provided herein. This Agreement cannot be terminated by the Advisor without the approval of the Fund’s Board of Directors.

3.        Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from a term or provision of the Investment Company Act of 1940, as amended (the “1940 Act”) shall be resolved by reference to such term or provision of the 1940 Act and to interpretations thereof, if any, by the United States Courts or in the absence of any controlling decision of any such court, by rules, regulations or orders of the Securities and Exchange Commission (“SEC”) issued pursuant to said Act. In addition, where the effect of a requirement of the 1940 Act reflected in any provision of this Agreement is revised by rule, regulation or order of the SEC, such provision shall be deemed to incorporate the effect of such rule, regulation or order. Otherwise the provisions of this Agreement shall be interpreted in accordance with the laws of Maryland.

4.        This Agreement may be amended only by a written instrument signed by each of the parties hereto. Schedule A may not be amended to decrease the advisory fee waiver unless such amendment is authorized by the Fund’s Board of Directors, including a majority of its independent Directors.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in duplicate by their respective officers as of the day and year first above written.

MANNING & NAPIER

FUND, INC.

On behalf of its Managed Futures

Series

by:

By: James E. Mikolaichik

Title: President

MANNING & NAPIER

ADVISORS, LLC

by:

By: Michelle Thomas

Title: Corporate Secretary

SCHEDULE A

Series	Advisory Fee Waiver

Managed Futures Series	0.25%